Exhibit 99.1

Management’s Discussion and Analysis

BASIS OF PRESENTATION
This Management’s Discussion and Analysis (“MD&A”)  for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three months ended June 30, 2011 provides an update to our annual MD&A dated June 8, 2011 for the fiscal year ended March 31, 2011.  This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2011.

Canada’s Accounting Standards Board ratified a strategic plan that resulted in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board effective January 1, 2011.

We have determined that adopting accounting principles generally accepted in the United States (“U.S. GAAP”) at this time rather than IFRS would be less disruptive and less costly as we have prepared U.S. GAAP reconciliations in the notes to our consolidated financial statements, and our systems are set-up to capture U.S. GAAP information.  As permitted by Canadian securities regulatory authorities, we adopted U.S. GAAP for financial reporting purposes effective April 1, 2011.  All historical amounts presented have been restated to reflect U.S. GAAP.  We will continue to monitor developments in IFRS standards, and our intent will be to move to IFRS if and when adopted in the United States.

The Company’s reporting currency is the U.S. dollar. This MD&A is dated August 3, 2011.

On May 30, 2011, the Board of Directors approved a fiscal year-end change from March 31 to December 31 to align the year ends of all the consolidated operating companies to the calendar year.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.   All financial information is reported in U.S. dollars unless otherwise noted.

Management’s Discussion and Analysis

FORWARD LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.  These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A.  Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW
We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels.  Our technology and products enable light- (2.4- litre), medium- (5.9- to 8.9- litre), heavy-duty (11- to 16- litre) and high horsepower (>16L) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel.

Since our founding in 1995, we have focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines.  The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing an abundant, relatively inexpensive alternative fuel.  Our systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane or hydrogen.  Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

Management’s Discussion and Analysis

We leverage our proprietary technology by partnering with leading diesel engine and truck original equipment manufacturers ("OEMs") to develop, manufacture and distribute our engines to a diverse group of global truck and bus OEMs.  Our strategic partnerships with OEMs provide access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets.  We commercialize our technology in markets where demand for clean, low emission engines is prevalent, including light-duty, medium- to heavy-duty and heavy-duty as follows:
•
Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., serves the medium- to heavy-duty engine markets. CWI’s engines are offered globally by more than 60 OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for CWI engines is typically carried on the vehicles as compressed natural gas (“CNG”) or liquefied natural gas (“LNG”). CWI engines are produced at Cummins plants in the United States, China and India allowing CWI to leverage Cummins’ global manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins’ supply chain, back office systems and distribution and sales networks.

•
Westport Heavy-Duty (“Westport HD”) serves the heavy-duty engine markets and currently offers a 15-litre LNG engine for the heavy-duty trucking market. Westport HD is our proprietary development platform, engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel farther before refueling. At the heart of the Westport HD system is our proprietary high pressure direct injection technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.

Management’s Discussion and Analysis

•
Westport Light-Duty (“Westport LD”), which is currently composed of Westport Light Duty Inc. (formerly, Juniper Engines Inc.) and OMVL S.p.A. (“OMVL”) (and, as of July 1, 2011, Emer S.p.A. (“Emer”)), designs, produces and sells high-performance alternative fuel engines, systems and components targeting the high volume light-duty vehicle and engine segments for automotive and industrial markets.  Westport LD offers advanced technology natural gas and liquefied petroleum gas (“LPG”) engines and fuel systems for the OEM light-duty automotive and industrial markets.  Westport LD also offers OMVL and Emer brand aftermarket kits and components for conversion of engines from gasoline, or petrol, to compressed natural gas (“CNG”) and LPG.  Westport LD leverages the advanced engineering of Westport Innovations Inc. and the precision high volume manufacturing of Italian operations OMVL and Emer.  For industrial applications, Westport LD offers complete engine solutions to industrial vehicle OEMs and stationary packagers globally. The Juniper brand engine provides robust performance for material handling, municipal, construction, and other harsh and challenging applications.  Westport LD currently supplies Clark Material Handling with Juniper 2.4L CNG and LPG industrial engines based on the Hyundai platform for Clark forklifts sold globally.  The Juniper 2.4L engine is also available for stationary applications such as engine power units for oilfield and agricultural installations and for electrical power generation.  Effective August 3, 2011, the name of Juniper Engines Inc. was formally changed to Westport Light Duty Inc.  This was a change of name only and the business continues unaffected.  Westport Light Duty Inc. will continue to use the “Juniper” brand.

We have entered into agreements to capitalize on the growth of alternative fuel engines in other geographic markets. In July 2010, we formally invested and received a 35% interest in Weichai Westport Inc. (“WWI”), an agreement with Westport, Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd., to focus on the Chinese market. WWI intends to research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automotive, heavy-duty trucking, power generation and shipping applications. WWI utilizes Westport’s natural gas technology expertise and the distribution network of engine manufacturing leaders seeking to deliver best-in-class solutions in a rapidly developing market.

On July 1, 2011, we acquired Emer.  Upon closing, we paid consideration of $37.2 million (#eu#25.6 million), which consists of $17.6 million (#eu#12.1 million) in cash and 881,860 shares of Westport.  The purchase price includes the assumption of approximately $77.0 million (#eu#53.0 million) in existing net debt within Emer. Post-closing, we paid down $36.3 million (#eu#25.0 million) of the debt, leaving $40.7 million (#eu#28.0 million) in net debt.

For the three months ended June 30, 2011, our consolidated revenues increased $19.4 million, or 76.0%, to $44.9 million from $25.5 million for the three months ended June 30, 2010.  The increase relates to Westport LD revenue of $10.9 million as we began consolidating Westport Light Duty Inc. (formerly, Juniper Engines Inc.) and OMVL from July 2, 2010 and increases in revenue for CWI and Westport HD of $7.7 million and $0.8 million, respectively.

Management’s Discussion and Analysis

Consolidated net loss attributable to the Company for the three months ended June 30, 2011 was $18.1 million, or $0.38 loss per share, compared to $8.1 million, or $0.21 loss per share, for the three months ended June 30, 2010.  The $10.1 million increase in net loss was primarily due to a net loss in Westport LD of $2.4 million and an increase in the Westport HD net loss of $9.1 million, which was partially offset by an increase in CWI net income of $1.4 million.

As of June 30, 2011, our cash, cash equivalents and short-term investments balance was $162.4 million compared to $180.3 million at March 31, 2011.  For the three months ended June 30, 2011, cash used in operations was $16.0 million with $11.8 million used for operating purposes and a $4.2 million used for working capital.  We also purchased $1.8 million of property and equipment, advanced loans of $1.6 million and repaid our short-term debt of $0.2 million.  We issued shares through the exercise of stock options, which resulted in an additional $0.8 million in cash.  We were impacted by foreign exchange on Canadian dollar and Euro denominated cash, cash equivalents and short-term investments and unrealized foreign exchange impacts on certain foreign currency denominated balances resulting in a favorable $0.8 million impact on our cash, cash equivalents and short-term investment balance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  The Company’s accounting policies are described in Note 2 of our fiscal year 2011 annual consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI and BWI as a variable interest entities, equipment, furniture and leasehold improvements, intangible assets, goodwill, revenue recognition, inventories, stock-based compensation and warranty liability.  The application of these and other accounting policies are described in Note 2 of our fiscal year 2011 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Management’s Discussion and Analysis

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Fair value measurements and disclosures
In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, Fair Value Measurements and Disclosures, to require more robust disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in level 3 fair value measurements, and transfers between Level 1, 2, and 3.  This update was effective for the Company on April 1, 2011.  The adoption of this update has increased our disclosure requirements on the fair value of our financial instruments, which is included in note 15.

In May 2011, the FASB provided amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments provide clarification and/or additional requirements relating to the following: 1) application of the highest and best use and valuation premise concepts; 2) measurement of the fair value of instruments classified in an entity’s shareholders’ equity; 3) measurement of the fair value of financial instruments that are managed within a portfolio; 4) application of premiums and discounts in a fair value measurement; and 5) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flows.

Intangibles - Goodwill and Other
In December 2010, the FASB issued ASU No. 2010-28, Intangibles - Goodwill and Other, which modifies step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform step 2 of the impairment test if it is more likely than not that a goodwill impairment exists.  This updated was effective for the Company on April 1, 2011.  Adoption of this update did not have any impact on the consolidated financial statements.

Business Combinations
In December 2010, the FASB issued ASU No. 2010-29, Business Combinations, on the disclosure of supplementary pro forma information for business combinations.  A public entity (acquirer) that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period.  This update is effective prospectively for acquisitions on or after April 1, 2011 for the Company.   Adoption of this standard did not have any impact on the consolidated financial statements but will affect the presentation and disclosure of future acquisitions.

Management’s Discussion and Analysis

Multiple-Deliverable Revenue Arrangements:
In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements.  The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available.  The new guidance requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration.  Additional expanded qualitative and quantitative disclosures are also required.  The guidance is effective prospectively for revenue arrangements entered into or materially modified on or after April 1, 2010 for the Company.  Adoption of this update did not have any impact on the consolidated financial statements.

Comprehensive Income
In June 2011, the FASB provided amendments requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have any impact on the Company’s financial position, results of operations or cash flows.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
During the three month period ended June 30, 2011, there were no changes to our internal control over financial reporting that could materially impact the consolidated financial statements.

Management’s Discussion and Analysis

FINANCIAL OVERVIEW
RESULTS FROM OPERATIONS - for the three months ended June 30, 2011

Product revenue for the three months ended June 30, 2011 increased $18.3 million, or 96.9%, to $37.2 million from $18.9 million in the prior year period. CWI product revenue increased from $18.4 million to $25.1 million as a result of higher shipments of engines, 1,056 units in the quarter ended June 30, 2011 compared to 724 units in the quarter ended June 30, 2010.  CWI also recorded kit revenue of $0.1 million and natural gas engine margin of $nil in the quarter ended June 30, 2011 compared to $1.6 million and $0.1 million, respectively, in the prior year period as deliveries to a customer in India was substantially completed in the prior year period.  Westport HD product revenue for the three months ended June 30, 2011 increased to $1.3 million with 17 Westport HD systems delivered compared to $0.5 million with 6 systems delivered in the prior year period. The Company has announced purchase orders for over 483 HD trucks featuring Westport’s HD technology.  The delivery time for these orders depends on customer fleet turnover requirements and truck OEM resources.  Westport LD contributed $10.8 million in revenue for the three months ended June 30, 2011.

Product Revenue by Geographic Region
(as a percentage of revenue)

	Three months ended June 30
	2011	2010
Americas	62%	64%
Asia	16%	8%
Rest of the world	22%	28%

Parts revenue for the three months ended June 30, 2011 was $7.7 million compared to $6.6 million in the prior year period, an increase of $1.1 million, or 16.4%.  CWI parts revenue for the three months ended June 30, 2011 was $6.9 million compared with $5.8 million in the prior year period due to an increase in parts sold and an expanded parts list. The number of engines in the field, their age and their reliability all impact upon parts revenue each period.  Westport HD parts revenue remained flat at $0.8 million for both the three months ended June 30, 2011 and 2010.

Gross margin increased $6.5 million to $15.2 million, or 33.9% of total revenue, for the three months ended June 30, 2011 compared to $8.8 million, or 34.5% of total revenue, in the prior year period.  CWI product gross margin and product gross margin percentage for the three months ended June 30, 2011 were $11.4 million and 45.3%, respectively, compared to $6.5 million and 35.2%, respectively, for the prior year period.  This increase in gross margin percentage was due primarily to a reduction in warranty accrual rates compared to the prior year period due to improved product reliability.  Campaign accruals were also lower by $0.2 million compared to the prior year period.  CWI parts gross margin percentage also increased to 38.7% in the three months ended June 30, 2011 from 35.6% in the prior fiscal year period primarily due to a reduction in selling and warehousing expenses.

Management’s Discussion and Analysis

Westport HD gross margin (including product and parts) and gross margin percentage for the three months ended June 30, 2011 was negative $1.0 million and negative 51.4%, respectively, compared to a positive $0.2 million and 15.7%, respectively, in the prior year period.  Westport HD product margin for the three months ended June 30, 2011 was negative $0.9 million as a result of campaign expense of $0.9 million. This compares to a break even Westport HD product gross margin in the prior fiscal year period.  Westport HD also recorded a negative parts margin of $0.1 million compared with a positive $0.2 million in the prior year period.  Westport LD recorded gross margin and gross margin percentage of $2.2 million and 20.6%, respectively, for the three months ended June 30, 2011. Westport LD’s gross margin may fluctuate based on the type, nature and mix of components or kits sold during the period.

Research and development expenses, net of program funding, for the three months ended June 30, 2011 increased $4.6 million to $11.3 million compared with $6.7 million for the prior fiscal year period. CWI’s net research and development expenses decreased $0.4 million from $2.1 million to $1.7 million during the three months ended June 30, 2011.  The decrease in CWI research and development expense related primarily to an increase in government funding of $0.9 million offset by higher material and salary related costs associated with product development of $0.5 million.  Westport HD research and development expenses increased $3.3 million to $8.0 million during the three months ended June 30, 2011, primarily as a result of expenses related to the Company’s engine development agreement with Volvo of $3.6 million compared to $0.1 million in the prior comparative quarter offset by a decrease in consulting services of $0.3 million.  Westport LD research and development expenses were $1.6 million for the three months ended June 30, 2011 and related to efforts to expand product offerings to light-duty automotive OEMs.

Management’s Discussion and Analysis

Research and Development Expenses
(expressed in thousands of U.S. dollars)
	Three months
	ended June 30
	2011	2010
Research and development expenses	$12,775	$7,393
Program funding	(1,425)	(646)
Research and development, net	$11,350	$6,747

General and administrative expenses for the three months ended June 30, 2011 increased $4.0 million to $6.5 million compared with $2.5 million in the prior year period primarily due to an increase in Westport HD administrative costs of $0.6 million, an increase in stock-based compensation of $0.9 million and expenses of $1.5 million relating to the acquisition of Emer. CWI general and administrative expenses remained flat at $0.3 million for the three months ended June 30, 2011 and 2010.  The remaining increase related to Westport LD general and administrative expenses of $1.0 million.

Sales and marketing expenses for the three months ended June 30, 2011 increased $3.6 million to $7.3 million compared to $3.7 million in the prior year period.  CWI’s sales and marketing expenses increased $1.5 million from $1.3 million to $2.7 million during the three months ended June 30, 2011.  The increase in CWI sales and marketing expense related primarily to an increase in policy expense of $0.8 million and increases in market development, support and travel expenditures of $0.7 million.  Westport HD sales and marketing expenses increased by $1.6 million to $4.0 million during the three months ended June 30, 2011 primarily due to increases in stock-based compensation of $0.5 million and increases in OEM related market development, support and travel expenditures of $1.1 million.  Westport LD sales and marketing expenses were $0.5 million during the three months ended June 30, 2011 and was related to OEM and market development initiatives.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that are mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL euro denominated monetary assets and liabilities including the euro denominated long-term liability payable to the Sellers of OMVL.  For the three months ended June 30, 2011, we recognized a net foreign exchange loss of $0.1 million with the movement in the Canadian dollar relative to the U.S. dollar.  This compares to a net foreign exchange gain of $0.6 million in the prior year period.

Management’s Discussion and Analysis

Depreciation and amortization for the three months ended June 30, 2011 and 2010 was $0.9 million and $0.5 million, respectively.  The increase in depreciation and amortization of $0.4 million was primarily due to the depreciation of property and equipment and intangible assets acquired in the purchase of OMVL.

Income from investment accounted for by the equity method for the three months ended June 30, 2011 and 2010 was $0.4 million and a loss of $0.2 million, respectively.  The amount recorded in the current fiscal year period consists of our 35% interest in WWI, while in the prior year period represents our previous 49% interest in Westport Light Duty Inc. (formerly, Juniper Engines Inc.), which was accounted for on an equity basis prior to July 2, 2010.

Interest on long-term debt and amortization of discount expense for three months ended June 30, 2011 was $1.0 million compared with $0.7 million for the prior year period.  The amount recorded in the current year period relates to the accretion of the discount on the CDN $15.0 million debenture units issued on July 3, 2008 and bearing interest at 9% per annum of $0.9 million and accretion expense relating to the long-term payable to the Sellers of OMVL of $0.3 million.  Interest on long-term debt and amortization of discount of $0.7 million for the prior year period related to interest and accretion on the subordinated debenture notes.

Income tax expense for the three months ended June 30, 2011 was $3.7 million compared to $1.8 million in the prior year period.  The current fiscal year period amount included $3.4 million related to CWI income taxes, $0.1 million related to Westport HD state taxes and OMVL income taxes of $0.1 million while in the prior year period, $1.8 million related entirely to CWI income taxes as Westport HD is in a loss position, and the related future tax assets on losses carried forward are subject to a full valuation allowance.  Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities.  In the current and prior fiscal year period, CWI had minimal future income tax expense.  In the current fiscal year period OMVL had a $0.1 million future income tax expense.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY
As at June 30, 2011, our cash, cash equivalents and short-term investment position was $162.4 million, a decrease of $17.9 million from $180.3 million at March 31, 2011.  Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired.  Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper.  We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

Management’s Discussion and Analysis

For three months ended June 30, 2011, our cash used in operations was $16.0 million.  Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $11.8 million.  Changes in non-cash working capital resulted in a reduction of $4.2 million.  The $4.2 million change in working capital was impacted by increases in accounts payable and accrued liabilities of $1.7 million, warranty liability of $0.1 million and deferred revenue of $0.2 million offset by increases in accounts receivable of $2.3 million, inventory of $1.7 million, and prepaid expenses of $2.1 million.  Cash used in investing activities included purchase of fixed assets of $1.8 million and loan advances of $1.6 million offset by net proceeds from the sale of short-term investments of $8.4 million. Cash provided by financing activities included $0.8 million in shares issued for stock option exercises offset by repayment of our short-term debt of $0.2 million.

Foreign exchange resulted in a positive adjustment to cash and cash equivalents of $0.8 million as a large portion of our cash balances are maintained in Canadian dollars and European Euro, and we also are exposed to unrealized foreign exchange gains and losses on our foreign currency denominated assets and liabilities, which result in an adjustment when reconciling from net loss to cash and cash equivalents.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits and borrowings under our credit facility to fund our committed milestones and obligations for our current programs.   We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.  We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

Management’s Discussion and Analysis

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING
For the three months ended June 30, 2011 and 2010 the weighted average number of shares used in calculating the loss per share was 47,141,868 and 39,301,623, respectively.  During the three months ended June 30, 2011, we granted nil stock options and 248,542 share units relating to our long-term incentive programs.  The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	June 30, 2011		August 3. 2011
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Shares outstanding	47,252,466		47,289,412
Share Options
- Outstanding	460,431	8.64	448,485	8.75
- Exercisable	361,762	7.72	349,816	7.83
Share Units
- Outstanding	1,389,877	N/A	1,364,877	N/A
- Exercisable	302,911	N/A	277,911	N/A

(weighted average exercise prices are presented in Canadian dollars)

SELECTED QUARTERLY FINANCIAL DATA (unaudited)
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts.  Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

Management’s Discussion and Analysis

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
Three months ended	30-Sep-09	31-Dec-09	31-Mar-10	30-Jun-10	30-Sep-10	31-Dec-10	31-Mar-11	30-Jun-11
Units shipped	1,053	1,202	1,044	730	1,115	1,036	775	1,073

(expressed in thousands of United States dollars except for per share amounts)
Product revenue	$21,942	$28,557	$27,503	$18,870	$34,189	$30,976	$26,440	$37,162
Parts revenue	$7,099	$7,814	$6,957	$6,621	$6,663	$8,553	$7,622	$7,704
Engineering Service Revenue	$-	$-	$-	$-	$4,052	$-	$4,076	$-
Total revenue	$29,041	$36,371	$34,460	$25,491	$44,904	$39,529	$38,138	$44,866

Cost of sales	$21,710	$22,080	$22,983	$16,738	$27,082	$26,663	$20,499	$29,663
Gross margin	$7,331	$14,291	$11,477	$8,753	$17,822	$12,866	$17,639	$15,203
Gross margin percentage	25%	39%	33%	34%	40%	33%	46%	34%

Net loss for the period attributable to the Company	$(8,160)	$(6,857)	$(11,700)	$(8,050)	$(6,217)	$(13,495)	$(14,380)	$(18,113)

Loss per share:
Basic	$(0.25)	$(0.20)	$(0.32)	$(0.20)	$(0.16)	$(0.31)	$(0.31)	$(0.38)
Diluted	$(0.25)	$(0.20)	$(0.32)	$(0.20)	$(0.16)	$(0.31)	$(0.31)	$(0.38)

Company's 100% share of CWI net income	$1,922	$5,570	$5,666	$3,034	$5,280	$3,160	$4,524	$5,886

CWI net income attributable to the Company	$961	$2,785	$2,833	$1,517	$2,640	$1,580	$2,262	$2,943

(1) Fully diluted loss per share is not materially different as the effect of stock options, warrants and performance share units would be anti-dilutive.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
Contractual obligations and commitments have been disclosed in our annual MD&A dated June 8, 2011 and are substantially unchanged except that we settled our subordinated debenture notes.

On July 3, 2011, our subordinated debenture notes matured, and we repaid the principal of CDN $15.0 million plus accrued interest.

The Company, along with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd., are planning to contribute additional capital into WWI.  The Company’s contribution will be approximately $0.9 million (6,257 RMB).

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS
Commitments and contingencies have been disclosed in our annual MD&A dated June 8, 2011 and are substantially unchanged.

Management’s Discussion and Analysis

BUSINESS RISKS AND UNCERTAINTIES
An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov.  Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our Annual Information Form, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects.  While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our Annual Information Form may not be the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.  A full discussion of the risks impacting our business is contained in the Annual Information Form for the year ended March 31, 2011 under the heading “Risks” and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES
We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:
Cash flows from operations before changes in non-cash working capital
(expressed in thousands of U.S. dollars)

	Three months ended June 30
	2011	2010
Cash flow from operations
Net loss for the period	$(15,177)	$(6,606)
Items not involving cash:
Depreciation and amortization	853	424
Stock-based compensation expense	2,212	632
Future income tax expense (recovery)	101	26
Change in deferred lease inducements	(14)	(13)
(Income) loss from investment accounted for by the equity method	(445)	155
Accretion of long-term debt	616	393
Other	65	(160)

Cash flows from operations before changes in non-cash operating working capital	$(11,789)	$(5,149)